UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Alteryx, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

02156B103

(CUSIP Number)

Jed Clark

General Counsel and CCO, ICONIQ Capital

c/o ICONIQ Strategic Partners

394 Pacific Avenue, 2nd Floor

San Francisco, CA 94111

Office: (415) 992-9415

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

03/29/2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02156B103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,286,098
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 1,286,098
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,286,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The aggregate number and percentage of Class A Common Stock beneficially owned represents 378,618 shares of Class A Common Stock and 907,480 shares of Class B Common Stock. The Class B Common Stock is convertible at the election of the holder at any time into shares of Class A Common Stock on a one-for-one basis. The shares reported herein are held directly by ICONIQ Strategic Partners II, L.P.
**	The calculation of the foregoing percentage is based on 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,006,755
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 1,006,755
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,006,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 10.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The aggregate number and percentage of Class A Common Stock beneficially owned represents 296,382 shares of Class A Common Stock and 710,373 shares of Class B Common Stock. The Class B Common Stock is convertible at the election of the holder at any time into shares of Class A Common Stock on a one-for-one basis. The shares reported herein are held directly by ICONIQ Strategic Partners II-B, L.P.
**	The calculation of the foregoing percentage is based on 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II Co-Invest, L.P., AX Series
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,053,132
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 1,053,132
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,053,132
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 10.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The aggregate number and percentage of Class A Common Stock beneficially owned represents 1,053,132 shares of Class B Common Stock. The Class B Common Stock is convertible at the election of the holder at any time into shares of Class A Common Stock on a one-for-one basis. The shares reported herein are held directly by ICONIQ Strategic Partners II Co-Invest, L.P., AX Series.
**	The calculation of the foregoing percentage is based on 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,345,985
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 3,345,985
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,345,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 28.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	The aggregate number and percentage of Class A Common Stock beneficially owned represents 675,000 shares of Class A Common Stock and 2,670,985 shares of Class B Common Stock. The Class B Common Stock is convertible at the election of the holder at any time into shares of Class A Common Stock on a one-for-one basis. The shares reported herein are held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., AX Series.
**	The calculation of the foregoing percentage is based on 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II TT GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,345,985
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 3,345,985
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,345,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 28.7%
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	The aggregate number and percentage of Class A Common Stock beneficially owned represents 675,000 shares of Class A Common Stock and 2,670,985 shares of Class B Common Stock. The Class B Common Stock is convertible at the election of the holder at any time into shares of Class A Common Stock on a one-for-one basis. The shares reported herein are held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., AX Series.
**	The calculation of the foregoing percentage is based on 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Divesh Makan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,345,985
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 3,345,985
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,345,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 28.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	The aggregate number and percentage of Class A Common Stock beneficially owned represents 675,000 shares of Class A Common Stock and 2,670,985 shares of Class B Common Stock. The Class B Common Stock is convertible at the election of the holder at any time into shares of Class A Common Stock on a one-for-one basis. The shares reported herein are held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., AX Series.
**	The calculation of the foregoing percentage is based on 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,345,985
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER* 3,345,985
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,345,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)** 28.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	The aggregate number and percentage of Class A Common Stock beneficially owned represents 675,000 shares of Class A Common Stock and 2,670,985 shares of Class B Common Stock. The Class B Common Stock is convertible at the election of the holder at any time into shares of Class A Common Stock on a one-for-one basis. The shares reported herein are held directly by each of ICONIQ Strategic Partners II, L.P., ICONIQ Strategic Partners II-B, L.P. and ICONIQ Strategic Partners II Co-Invest, L.P., AX Series.
**	The calculation of the foregoing percentage is based on 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

EXPLANATORY NOTE

This Schedule 13D is being filed with the Securities and Exchange Commission on behalf of the Reporting Persons (as defined below). In connection with the initial public offering of the Company (as defined below), the Reporting Persons may be deemed to have acquired beneficial ownership of more than 2% of the Class A Common Stock (as defined below) of the Company during the preceding twelve months and, accordingly, are reporting beneficial ownership of the Class A Common on this Schedule 13D in lieu of reporting beneficial ownership of the Shares on a Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to shares of Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Alteryx, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 345 Michelson Drive, Suite 400, Irvine, California 92612, and its telephone number is (888) 836-4274. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

Item 2 (a) – (c). This statement is being filed by the following persons: ICONIQ Strategic Partners II, L.P., a Cayman Islands limited partnership (“ISP II”), ICONIQ Strategic Partners II-B, L.P., a Cayman Islands limited partnership (“ISP II-B”), ICONIQ Strategic Partners II Co-Invest, L.P., AX Series, a Delaware limited partnership (“ISP II Co-Invest”), ICONIQ Strategic Partners II GP, L.P., a Cayman Islands limited partnership (“ICONIQ GP II”), ICONIQ Strategic Partners II TT GP, Ltd., a Cayman Islands limited company (“ICONIQ Parent GP II”), Divesh Makan (“Makan”) and William Griffith (“Griffith”).

ICONIQ GP II is the general partner of each of ISP II, ISP II-B and ISP II Co-Invest. ICONIQ Parent GP II is the general partner of ICONIQ GP II. Makan and Griffith are the sole equity holders and directors of ICONIQ Parent GP II.

ISP II, ISP II-B, ISP II Co-Invest, ICONIQ GP II, ICONIQ Parent GP II, Makan and Griffith are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of each of ISP II, ISP II-B, and ISP II Co-Invest is that of a private investment partnership engaged in the purchase and sale of securities for its own account and its address is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

The principal business of ICONIQ GP II is to act as the general partner of ISP II, ISP II-B, and ISP II Co-Invest and its address is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.

The principal business of ICONIQ Parent GP II is to act as the general partner of ICONIQ GP II and its address is c/o ICONIQ Strategic Partners, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111. Makan and Griffith are the managing members and owners of ICONIQ Parent GP II.

The shares to which this Schedule 13D relates are owned directly by each of ISP II, ISP II-B and ISP II Co-Invest.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each of ISP II, ISP II-B and ICONIQ GP II is a Cayman Islands limited liability partnership, ISP II Co-Invest is a Delaware limited liability partnership, and ICONIQ Parent GP II is a Cayman Islands limited company. Makan and Griffith are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On September 24, 2015 (the “Series C Closing Date”), pursuant to a Series C Preferred Stock and Common Stock Purchase Agreement, dated September 24, 2015, by and among the Company, ISP II, ISP II-B, Insight Venture Partners VIII, L.P., Insight Venture Partners (Cayman) VIII, L.P., Insight Venture Partners VIII (Co-Investors), L.P., Insight Venture Partners (Delaware) VIII, L.P., Insight Venture Partners Coinvestment Fund III, L.P. and Insight Venture Partners Coinvestment Fund (Delaware) III, L.P. (such agreement, as amended, the “Series C Purchase Agreement”), (i) ISP II purchased 2,051,017 shares of the Issuer’s Series C Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”) for an aggregate purchase price of $14,011,727.74 and 942,995 shares of the Issuer’s Common Stock (the “Common Stock”) for an aggregate purchase price of $5,604,690.78 and (ii) ISP II-B purchased 1,608,448 shares of Series C Preferred Stock for an aggregate purchase price of $10,988,273.36 and 739,515 shares of Common Stock for an aggregate purchase price of $4,395,307.40. The Series C Preferred Stock was acquired for $6.8316 per share and the Common Stock was acquired for $5.9435 per share.

On March 7, 2016, ISP II transferred to ISP II Co-Invest 403,711shares of Common Stock and ISP II-B transferred to ISP II Co-Invest 317,365 shares of Common Stock, in each case, pursuant to that certain Stock Transfer Agreement, dated as of March 7, 2016, by and among ISP II, ISP II-B and ISP II Co-Invest (the “ISP II Co-Invest Transfer Agreement”). The Common Stock was acquired for $5.9435 per share.

On February 27, 2017, the Issuer effected a 2-to-1 reverse stock split of its outstanding capital stock. Also on February 27, 2017, the Issuer amended and restated its certificate of incorporation, in part implementing a dual class common stock structure where all existing shares of Common Stock converted to Class B Common Stock and the Issuer authorized a new class of Class A Common Stock. The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to ten votes per share.

Immediately prior to the completion of the Issuer’s initial public offering on March 29, 2017 (the “IPO Closing Date”), all outstanding shares of Series C Preferred Stock were automatically converted into shares of the Issuer’s Class B Common Stock, par value $0.0001 per share, of the Company (the “Class B Common Stock”) resulting in ISP II holding 907,480 shares of Class B Common Stock, ISP II-B holding 710,373 of Class B Common Stock, and ISP II Co-Invest holding 1,053,132 of Class B Common Stock. In addition, on the IPO Closing Date, ISP II purchased 378,618 shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) for a price of $14.00 per share and an aggregate purchase price of $5,300,652 and ISP II-B purchased 296,382 shares of Class A Common Stock for a price of $14.00 per share and an aggregate purchase price of $4,149,348. The source of funds for this consideration was the available capital of each of ISP II and ISP II-B, which represents capital contributions from investors in each of ISP II and ISP II-B, respectively.

Immediately following the closing of the Company’s initial public offering, ISP II directly owned 378,618 shares of Class A Common Stock and 907,480 shares of Class B Common Stock, ISP II-B directly owned 296,382 shares of Class A Common Stock and 710,373 shares of Class B Common Stock and ISP II Co-Invest directly owned 1,053,132 shares of Class B Common Stock.

Item 4.	Purpose of Transaction

Each of ISP II, ISP II-B and ISP II Co-Invest acquired the shares of Common Stock for investment in the ordinary course of business, as it believed that such shares represented an attractive investment opportunity. As described in Item 3, each of ISP II, ISP II-B and ISP II Co-Invest initially invested in the Company prior to the Company’s initial public offering. Greg Stanger is a non-voting observer on the Company’s Board of Directors and is a partner of ICONIQ GP II, the general partner of each of ISP II, ISP II-B and ISP II Co-Invest.

As noted above, each of ISP II, ISP II-B and ISP II Co-Invest acquired the Common Stock as investments in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock, dispose of some or all of the shares of Common Stock that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of April 10, 2017, ISP II directly owned 378,618 shares of Class A Common Stock and 907,480 shares of Class B Common Stock. The aggregate 1,286,098 shares of Class A Common Stock deemed to be beneficially owned by ISP II as of April 10, 2017 represented approximately 13.0% of the 9,000,000 shares of Common Stock outstanding (determined in accordance with Rule 13d-3 of the Exchange Act) as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

As of April 10, 2017, ISP II-B directly owned 296,382 shares of Class A Common Stock and 710,373 shares of Class B Common Stock. The aggregate 1,006,755 shares of Class A Common Stock deemed to be beneficially owned by ISP II-B as of April 10, 2017 represented approximately 10.4% of the 9,000,000 shares of Common Stock outstanding (determined in accordance with Rule 13d-3 of the Exchange Act) as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

As of April 10, 2017, ISP II Co-Invest directly owned 1,053,132 shares of Class B Common Stock. The 1,053,132 shares of Class B Common Stock deemed to be beneficially owned by ISP II-B as of April 10, 2017 represented approximately 10.5% of the 9,000,000 shares of Common Stock outstanding (determined in accordance with Rule 13d-3 of the Exchange Act) as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

As of April 10, 2017, ICONIQ GP II, in its capacity as the general partner of each of ISP II, ISP II-B and ISP II Co-Invest, may be deemed to beneficially own all of the shares of Common Stock beneficially owned by each of ISP II, ISP II-B and ISP II Co-Invest, consisting of 675,000 shares of Class A Common Stock and 2,670,985 shares of Class B Common Stock. As of April 10, 2017, such shares represented approximately 28.7% of the 9,000,000 shares of Common Stock outstanding (determined in accordance with Rule 13d-3 of the Exchange Act) as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

As of April 10, 2017, ICONIQ Parent GP II, in its capacity as the general partner of ICONIQ GP II, may be deemed to beneficially own all of the shares of Common Stock that may be deemed to be beneficially owned by ICONIQ GP II, consisting of 675,000 shares of Class A Common Stock and 2,670,985 shares of Class B Common Stock. As of April 10, 2017, such shares represented approximately 28.7% of the 9,000,000 shares of Common Stock outstanding (determined in accordance with Rule 13d-3 of the Exchange Act) as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

As of April 10, 2017, each of Makan and Griffith, by virtue of being the sole equity holders and directors of ICONIQ Parent GP II, may be deemed to beneficially own all of the shares of Common Stock that may be deemed to be beneficially owned by ICONIQ Parent GP II, consisting of 675,000 shares of Class A Common Stock and 2,670,985 shares of Class B Common Stock. As of April 10, 2017, such shares represented approximately 28.7% of the 9,000,000 shares of Common Stock outstanding (determined in accordance with Rule 13d-3 of the Exchange Act) as of March 29, 2017, which was the closing date of the Company’s initial public offering, based on the Prospectus dated March 23, 2017 filed with the Securities and Exchange Commission.

Each share of Class B Common Stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof. The percentage ownership of the Reporting Persons reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of reporting the beneficial ownership of the Reporting Persons in this Schedule 13D.

(c) The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 6.

Each of ISP II, ISP II-B and ISP II Co-Invest entered into a “lock-up” agreement in connection with the Company’s initial public offering pursuant to which it has agreed not to offer, sell or agree to sell, directly or indirectly any shares of Class A Common Stock or Class B Common Stock (other than those shares acquired in the offering or in open market transactions after the offering) without the consent of each of Goldman, Sachs & Co. and J.P. Morgan Securities LLC on behalf of the underwriters for a period of 180 days from the date of the Company’s final prospectus for the offering.

Each of ISP II and ISP II-B entered into an Investors’ Rights Agreement in connection with the Company’s Series C financing pursuant to which the rights of each of ISP II and ISP II-B to request registration or inclusion in any registration shall terminate five years after the closing of the Company’s initial public offering. Such rights were transferred to ISP II Co-Invest pursuant to the ISP II Co-Invest Transfer Agreement and are currently held by each of ISP II, ISP II-B and ISP II Co-Invest.

Except as referenced above or described in Item 3 and Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description:

99.1	Joint Filing Agreement, dated April 11, 2017, by and among the Reporting Persons

99.2	Second Amended and Restated Investors’ Rights Agreement, dated as of September 24, 2015, by and between the Company and the other parties listed thereto (incorporated by reference to Exhibit 4.2 of the Form S-1/A filed by Alteryx with the SEC On February 24, 2017.)

99.3	Lock-Up Agreement, dated as of December 7, 2016, by ISP II, ISP II-B and ISP II Co-Invest.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 11, 2017

Date

ICONIQ Strategic Partners II, L.P., by ICONIQ Strategic Partners II GP, L.P., its General Partner, by ICONIQ Strategic Partners II TT GP, Ltd., its General Partner, /s/ Kevin Foster

Signature

April 11, 2017

Date

ICONIQ Strategic Partners II-B, L.P., by ICONIQ Strategic Partners II GP, L.P., its General Partner, by ICONIQ Strategic Partners II TT GP, Ltd., its General Partner, /s/ Kevin Foster

Signature

April 11, 2017

Date

ICONIQ Strategic Partners II Co-Invest, L.P., AX Series, by ICONIQ Strategic Partners II GP, L.P., its General Partner, by ICONIQ Strategic Partners II TT GP, Ltd., its General Partner, /s/ Kevin Foster

Signature
April 11, 2017 Date ICONIQ Strategic Partners II GP, L.P., by ICONIQ Strategic Partners II TT GP, Ltd., its general partner, /s/ Kevin Foster
Signature
April 11, 2017 Date ICONIQ Strategic Partners II TT GP, Ltd., by Kevin Foster, its Senior Vice President, /s/ Kevin Foster
Signature
April 11, 2017 Date /s/ Divesh Makan
Signature
April 11, 2017 Date /s/ William Griffith
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).